EXHIBIT 99.1

                                 FORM 51-102F3

                            MATERIAL CHANGE REPORT

THE SHORT FORM BASE SHELF PROSPECTUS OF ROGERS COMMUNICATIONS INC. DATED APRIL 15, 2004, IS AMENDED AND SUPPLEMENTED BY THE CONTENTS OF THIS MATERIAL CHANGE REPORT.

ITEM 1    NAME AND ADDRESS OF COMPANY

          Rogers Communications Inc. ("RCI")

          The principal office of RCI is located at:
          333 Bloor Street East
          Toronto, Ontario
          M4W 1G9

ITEM 2    DATE OF MATERIAL CHANGE

          September 13, 2004 and September 16, 2004

ITEM 3    NEWS RELEASE

          News releases were issued through Canada NewsWire on September 13, 2004 and September 16, 2004. A copy of each of the news releases is attached as Schedule A to this material change report.

ITEM 4    SUMMARY OF MATERIAL CHANGE

          RCI and Rogers Wireless Communications Inc. ("Rogers Wireless") announced that RCI has entered into an agreement with JVII General Partnership ("JVII"), a partnership owned by AT&T Wireless Services, Inc. ("AWE") whereby RCI has agreed to purchase all of JVII's 27,647,888 Class A Multiple Voting shares and 20,946,284 Class B Restricted Voting shares of Rogers Wireless for a cash purchase price of $36.37 per share. A copy of the purchase agreement has been filed separately on SEDAR.

          RCI and Rogers Wireless also announced that Rogers Wireless has made filings iwth the Canadian Competition Bureau regarding a possible offer to acquire Microcell Telecommunications Inc. ("Microcell") and is amending the RCI short form base shelf prospectus dated April 15, 2004 to reflect such filings and RCI's press releases dated September 13, 2004.

ITEM 5    FULL DESCRIPTION OF MATERIAL CHANGE

          Closing of the transaction with JVII is expected to occur on or about October 13, 2004, with RCI entitled to accelerate that date upon written notice to JVII. Upon closing, JVII will convert the Class A Multiple Voting shares into Class B Restricted Voting shares of Rogers Wireless. Also upon closing, the shareholders' agreement among RCI, Rogers Wireless and JVII dated August 16, 1999, as amended, and the registration rights agreement between Rogers Wireless and JVII, also dated August 16, 1999 will terminate.

          RCI expects to fund the approximate C$1,767.4 million cash purchase price for the 48.6 million Rogers Wireless shares under a bridge financing facility of up to two years with a group of Canadian financial institutions.

          Under the September 13, 2004 purchase agreement, JVII has agreed that its consent is not required under the shareholders' agreement in order for RCI or Rogers Wireless to offer to purchase or acquire shares or assets of Microcell. This provision is to enhance the flexibility of RCI and Rogers Wireless as it pertains to their ongoing review of current wireless industry developments and consolidation activities and the related possibility of offering to purchase, alone or with others, shares or assets of Microcell. The second September 13, 2004 news release indicated that neither RCI nor Rogers Wireless has made any decision in respect of any such matters and there is no assurance that any such initiative will be pursued.

          The September 16, 2004 news release indicated that Rogers Wireless has filed a request for an advance ruling certificate and a short form pre-merger notification with the Canadian Competition Bureau relating to a possible offer to acquire all of the outstanding shares of Microcell. Those filings have been made to put Rogers Wireless in a position to make such an offer on an expedited basis if a decision were to be made to do so. In addition, Rogers Wireless has previously entered into a Confidentiality and Standstill Agreement with Microcell, has performed certain due diligence under that agreement, and has had preliminary discussions with Microcell and others and expects such discussions to continue.

          RCI and Rogers Wireless intend to continue to take appropriate steps that would expedite the making of a possible offer to purchase, alone or with others, shares or assets of Microcell, if a decision were to be made to do so. There is no assurance that such offer would be made. The funding for such an offer has not been arranged.

ITEM 6    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

          Not applicable.

ITEM 7    OMITTED INFORMATION

          No significant facts remain confidential in, and no information has been omitted from, this report.

ITEM 8    EXECUTIVE OFFICER

          For further information please contact Bruce M. Mann, Vice President, Investor Relations at (416) 935-3532.

ITEM 9    DATE OF REPORT

          September 16, 2004

                   CERTIFICATE OF ROGERS COMMUNICATIONS INC.

September 16, 2004

The short form prospectus dated April 15, 2004, as amended by this material change report, together with the documents incorporated in the prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Quebec, the short form prospectus, as amended by this material change report and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.





(SIGNED)   EDWARD S. ROGERS, O.C.      (SIGNED)   ALAN D. HORN
           President and                          Vice President, Finance
           Chief Executive Officer                and Chief Financial Officer



                      On behalf of the Board of Directors



(SIGNED)   H. GARFIELD EMERSON, Q.C.   (SIGNED)   THE HONOURABLE DAVID R.
           Director                               PETERSON, P.C., Q.C.
                                                  Director

                        CERTIFICATE OF THE UNDERWRITER

Date:  September 16, 2004

To the best of our knowledge, information and belief, the short form prospectus dated April 15, 2004, as amended by this material change report, together with the documents incorporated in the prospectus by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the province of Quebec, to our knowledge, the short form prospectus, as amended by this material change report and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.




                         RBC DOMINION SECURITIES INC.



                            By: (Signed) JOHN GRANT

                                  SCHEDULE A

                                 NEWS RELEASES

  [ROGERS COMMUNICATIONS INC.           [ROGERS WIRELESS COMMUNICATIONS INC.
            LOGO]                                       LOGO]

ROGERS COMMUNICATIONS INC.                ROGERS WIRELESS COMMUNICATIONS INC.

ATTENTION BUSINESS EDITORS:

ROGERS AND AT&T WIRELESS NEGOTIATE POSSIBLE SALE OF AT&T WIRELESS' 34% STAKE IN ROGERS WIRELESS TO ROGERS COMMUNICATIONS

     TORONTO, Sept. 13 /CNW/ - Rogers Communications Inc. ("RCI") and Rogers Wireless Communications Inc. ("Rogers Wireless") announced this morning that RCI and AT&T Wireless Services, Inc. ("AWE") on behalf of JVII General Partnership ("JVII") have reached agreement in principle for the sale by JVII of its 48.6 million shares of Rogers Wireless to RCI for a cash purchase price of $36.37 per share.
     The parties are working toward obtaining board and other approvals and anticipate an announcement regarding an agreement later today. There can be no assurances that such agreement will be finalized or that such transaction will be completed.

     Cautionary Statement Regarding Forward Looking Information:

     This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     About the Companies:

     Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.
    Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 55.6% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.


For further information: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric Wright, (416) 935-3550, eric.wright@rci.rogers.com;

  [ROGERS COMMUNICATIONS INC.           [ROGERS WIRELESS COMMUNICATIONS INC.
            LOGO]                                       LOGO]

ROGERS COMMUNICATIONS INC.                ROGERS WIRELESS COMMUNICATIONS INC.

ATTENTION BUSINESS EDITORS:

ROGERS COMMUNICATIONS TO ACQUIRE AT&T WIRELESS' STAKE IN ROGERS WIRELESS, 34% STAKE TO BE ACQUIRED FOR CASH PURCHASE PRICE OF C$36.37 PER SHARE

    Customers of Both Companies to Continue Enjoying the Powerful Benefits of Seamless Wireless Voice and Data Roaming Between Canada and the U.S. on North America's Largest Combined GSM/GPRS Network

     TORONTO, Sept. 13 /CNW/ - Rogers Communications Inc. ("RCI") and Rogers Wireless Communications Inc. ("Rogers Wireless") announced today that RCI has entered into an agreement with JVII General Partnership ("JVII"), a partnership owned by AT&T Wireless Services, Inc., whereby RCI has agreed to purchase all of JVII's 27,647,888 Class A Multiple Voting shares ("Class A shares") and 20,946,284 Class B Restricted Voting shares ("Class B shares") of Rogers Wireless for a cash purchase price of C$36.37 per share.
     Closing of the transaction is expected to occur on or about October 13, 2004, with RCI entitled to accelerate that date upon written notice to JVII. Upon closing, JVII will convert the Class A shares into Class B shares of Rogers Wireless. Also upon closing, the shareholders' agreement among RCI, Rogers Wireless and JVII dated August 16, 1999, as amended, and the registration rights agreements between RWCI and JVII, also dated August 16, 1999, will terminate.
     Under the purchase agreement, JVII has agreed that its consent is not required under the shareholders' agreement in order for RCI or Rogers Wireless to offer to purchase or acquire shares or assets of Microcell Telecommunications Inc. This provision is to enhance the flexibility of RCI and Rogers Wireless as it pertains to their ongoing review of current wireless industry developments and consolidation activities and the related possibility of offering to purchase, alone or with others, shares or assets of Microcell Telecommunications Inc. Neither RCI nor Rogers Wireless has made any decision in respect of any such matters and there is no assurance that any such initiative will be pursued.
     RCI plans to fund the approximate C$1,767.4 million cash purchase price for the 48.6 million Rogers Wireless shares through a bridge financing facility of up to two years with a group of Canadian financial institutions.
     The sale by AWE of its shares of Rogers Wireless does not impact or change the extensive North American wireless voice and data roaming capabilities between the companies. Customers of both Rogers Wireless and AWE will continue to enjoy the powerful benefits of seamless wireless roaming between Canada and the U.S. on North America's largest combined GSM/GPRS network.
    RCI currently owns 62,820,371 Class A Multiple Voting shares representing approximately 69.4% of such class of shares and 16,317,644 Class B Restricted Voting shares of Rogers Wireless representing approximately 31.1% of such class of shares. After giving effect to the purchase by RCI and the conversion by JVII of the Class A shares, Rogers Communications will own 62,820,371 Rogers Wireless Class A Multiple Voting shares representing all of such class of shares and 64,911,816 Rogers Wireless Class B Restricted Voting shares representing approximately 80.9% of such class of shares. RCI will acquire ownership and control over all of such shares and is not acting with any joint actor in connection with the purchases or the ownership of such shares.
     The Class A shares and Class B shares are being acquired for investment purposes. RCI has no current intention of acquiring ownership of or control or direction over any additional Class B shares.

     Cautionary Statement Regarding Forward Looking Information:
     This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

     About the Companies:
     Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.
     Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is currently 55% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.
     %SEDAR: 00003770EF


For further information: (Investment Community): Bruce M. Mann,
(416) 935-3532, bruce.mann@rci.rogers.com; Eric Wright, (416) 935-3550,
eric.wright@rci.rogers.com; (Media): Jan L. Innes, (416) 935-3525, jinnes@rci.rogers.com;

[ROGERS COMMUNICATIONS INC.              [ROGERS WIRELESS COMMUNICATIONS INC.
           LOGO]                                        LOGO]

ROGERS COMMUNICATIONS INC.                ROGERS WIRELESS COMMUNICATIONS INC.



ATTENTION BUSINESS EDITORS:



ROGERS MAKES FILINGS WITH COMPETITION BUREAU AND AMENDS BASE SHELF PROSPECTUS

    TORONTO, Sept. 16 /CNW/ - Rogers Communications Inc. ("RCI") and Rogers Wireless Communications Inc. ("Rogers Wireless") announced that Rogers Wireless has made filings with the Canadian Competition Bureau regarding Microcell Telecommunications Inc. ("Microcell") and is amending the RCI short form base shelf prospectus dated April 15, 2004 to reflect such filings and RCI's press release dated September 13, 2004 regarding RCI's agreement to acquire AT&T Wireless Inc.'s ("AWE") 34% ownership in Rogers Wireless held by JVII General Partnership ("JVII").
    Rogers Wireless has filed a request for an advance ruling certificate and a short form pre-merger notification with the Canadian Competition Bureau relating to a possible offer to acquire all of the outstanding shares of Microcell. Those filings have been made in order to put Rogers Wireless in a position to make such an offer on an expedited basis if a decision were to be made to do so. In addition, Rogers Wireless previously entered into a Confidentiality and Standstill Agreement with Microcell, has performed certain due diligence under that agreement, and has had preliminary discussions with Microcell and others and expects such discussions to continue.
    As part of the September 13, 2004 agreement reached with AT&T Wireless under which RCI will acquire JVII's 34% ownership of Rogers Wireless, JVII has agreed that its consent is not required under the shareholders' agreement between the companies in order for RCI or Rogers Wireless to offer to purchase or acquire shares or assets of Microcell.
    RCI and Rogers Wireless intend to continue to take appropriate steps that would expedite the making of a possible offer to purchase, alone or with others, shares or assets of Microcell, if a decision were to be made to do so. There is no assurance that such offer would be made. The funding for such an offer has not been arranged.

    Cautionary Statement Regarding Forward Looking Information:

    This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. We caution that actual future performance will be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond our control. Therefore, future events and results may vary substantially from what we currently foresee. We are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent Annual Reports and Annual Information Forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

    About the Companies:

    Rogers Communications Inc. (TSX: RCI.A and RCI.B; NYSE: RG) is a diversified Canadian communications and media company, which is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider Rogers Cable Inc.; wireless voice and data communications services through Canada's leading national GSM/GPRS cellular provider Rogers Wireless Communications Inc.; and radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.

     Rogers Wireless Communications Inc. (TSX: RCM.B; NYSE: RCN) operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard for wireless communications technology. The Company has approximately 4.1 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is currently 55% owned by Rogers Communications Inc. and 34% owned by AT&T Wireless Services, Inc.
    %SEDAR: 00003770EF


For further information: (Investment Community): Bruce M. Mann,
(416) 935-3532, bruce.mann@rci.rogers.com; Eric Wright, (416) 935-3550,
eric.wright@rci.rogers.com; For Further Information (Media): Jan L. Innes,
(416) 935-3525, jan.innes@rci.rogers.com;